STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a vote FOR Proposals 1, 2, 3 and 4.		**For**	**Against**	**Abstain**
1.	Re-election or initial election of the following nominees to serve as directors of Stratasys Ltd. (the "**Company**") until the next annual general meeting of shareholders and until the due qualification of their successors:			
	1a. S. Scott Crump	☐	☐	☐
	1b. Aris Kekedjian	☐	☐	☐
	1c. John J. McEleney	☐	☐	☐
	1d. Dov Ofer	☐	☐	☐
	1e. David Reis	☐	☐	☐
	1f. Yair Seroussi	☐	☐	☐
	1g. Adina Shorr	☐	☐	☐
	1h. Yoav Zeif	☐	☐	☐
2.	Renewal of the Company's Compensation Policy for Executive Officers and Directors for a 3-year period, as required under the Israeli Companies Law, 5759-1999 (the "**Companies Law**")	☐	☐	☐
3.	Approval of a clarification to the definition of Change of Control that will align the "double trigger" for severance benefits under the employment agreement of the Company's Chief Executive Officer, Yoav Zeif, with that of the Company's other senior executives	☐	☐	☐
4.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2024 and additional period until next annual meeting, and authorization of the Company's Board to set their remuneration	☐	☐	☐

For address changes/comments, mark here (see reverse side for instructions).

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

NOTE: BY EXECUTING AND SUBMITTING THIS PROXY CARD, YOU ARE DEEMED TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A "PERSONAL INTEREST" UNDER THE COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 2 OR 3

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposals 2 and/or 3, you should not submit your vote on Proposals 2 or 3 via this proxy card and you should instead contact our Chief Legal Officer, Vered Ben-Jacob at vered.benjacob@stratasys.com, who will instruct you how to submit your vote In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 2 and/or 3 (as applicable) but will not count towards or against the special majority required for the approval of that/those proposal(s)

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on his/her/its behalf upon such other matters as may properly come before the 2024 Annual General Meeting of Shareholders of Stratasys Ltd. (the "**Annual Meeting**") or any adjournments thereof (as to be determined by the chairman of the Annual Meeting, in his/her sole discretion). The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of 2024 Annual General Meeting was published via press release and Form 6-K on September 24, 2024.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

STRATASYS LTD. 2024 Annual General Meeting of Shareholders 3:00 p.m. Israel Time November 7, 2024 Meitar Law Offices 16 Abba Hillel Road, 10th Floor Ramat Gan 5250608, Israel To obtain directions to the location of the 2024 Annual General Meeting of Shareholders, you can contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 Attn: Yonah Lloyd – Chief Communications Officer and Vice President- Investor Relations Email: Yonah.Lloyd@stratasys.com c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020 1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel PROXY The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Eitan Zamir, Vered Ben-Jacob, J. David Chertok and Jonathan M. Nathan, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned יholds of record as of September 30, 2024, at the 2024 Annual General Meeting of Shareholders of the Company to be held at 3:00 p.m., Israel time, on November 7, 2024 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3 AND 4, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING (WHICH BUSINESS SHALL BE SUBJECT TO THE SOLE DISCRETION OF THE CHAIRMAN OF THE MEETING). THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company’s Chief Communications Officer and Vice President- Investor Relations, at Yonah.Lloyd@stratasys.com. Address Changes/Comments: (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side